October 15, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Christina DiAngelo Fettig
Mr. Holly Hunter-Ceci

Re:	Franklin Limited Duration Income Trust (the “Fund”)
File No. 333-259206; 811-21357

Dear Ms. Fettig and Ms. Hunter-Ceci:

Set forth below are the Fund’s responses to the comments conveyed telephonically by Ms. Fettig on September 22, 2021 and via letter by Ms. Hunter-Ceci on September 28, 2021, to Fund’s counsel with regard to the Fund’s registration statement on Form N-2 (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2021 under the Securities Act of 1933 (the “Securities Act”).
Below we have included your comments (in bold) and the Fund’s response to each comment.  These responses will be incorporated into a post-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

Disclosure Comments on the Registration Statement
1.
Comment:  Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

Response:  All necessary information and exhibits will be filed in one or more pre-effective amendments to be filed.

2.
Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted, and does not currently plan to submit, any exemptive applications or no-action requests in connection with the Registration Statement, but reserves the right to do so in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

3.
Text: Cover Page.

Comment: We note your statement on page 4 that you are incorporating by reference “the documents listed below.” However, that reference is unclear. If you intend to incorporate previously filed documents, please separate the documents that are incorporated by reference into a captioned and bulleted list for clarity. In addition, please ensure that the bulleted list includes all of the documents that are being incorporated by reference since the end of the fiscal year covered by the annual report. See Item F.3.(a)(1)-(3) of Form N-2.

Response: This reference has been revised to clarify the filings that are incorporated by reference into the Registration Statement.

4.
Text: Market Disruption and Geopolitical Risk, pages 17 and 66.

Comment: Significant market events have occurred as a result of the COVID-19 pandemic since the Fund’s previously-filed registration statement on Form N-2. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Fund believes that no additional disclosure is warranted, please explain supplementally why not.

Response: Revised as requested.

5.
Text: Anti-Takeover Provisions risk, pages 20 and 78.

Comment: In the “Anti-Takeover Provisions” risk, the date of the Fund’s Declaration is disclosed as June 19, 2003. However, page 77 of the prospectus states that the Fund’s Declaration was amended effective January 21, 2021. Please reconcile.

Response:  The Fund believes the disclosure was accurate as the reference to the date June 19, 2003 was qualified “as amended.” The reference to the Declaration of Trust has been revised to reflect the particular date of the amendment relating to the Anti-Takeover provisions.

6.	Text: Leverage section on page 21.

Comment: Under “Leverage” on page 21, please supplementally confirm the Fund’s current leverage ratio in correspondence, including that it does not exceed the limits set forth in Section 18 of the 1940 Act.

Response: The Fund confirms that its leverage ratio is consistent with the borrowing limits set forth in Section 18 of the Investment Company Act of 1940, as amended.

7.
Text: Share Repurchase Program section on page 22.

Comment: Under “Share Repurchase Program” on page 22, please confirm the accuracy of the amount of shares repurchased by the Fund.

Response: The Fund confirms that the amount of shares repurchased by the Fund is accurate.

8.	Text: Anti-Takeover and Other Provisions on page 78. Comment: Please disclose the date of the Declaration’s most recent amendment. Response: Revised as requested.

9.
Text: Marketplace Loans and Marketplace Lending Instruments objectives and strategies, pages 9-11.

Comment: We note that the Fund may invest up to 25% of its total investments in Marketplace Loans and Marketplace Lending Instruments. However, as of a recent date less than 5% of Fund assets were allocated to these loans and instruments. Please review your disclosure to ensure that it focuses on principal investment strategies and risks and revise as appropriate.

Response: The Fund expects that its investment allocation to marketplace loans and marketplace lending instruments may increase in the future such that it is appropriate for this asset class to be listed as having a limit of up to 25% of total assets. The Fund anticipates that the proceeds of its currently proposed securities offering may be used, in part, to increase its allocation to marketplace loans and marketplace lending instruments.

10.
Text: Bank Loans and Loan Participations section in prospectus and statement of additional information.

Comment: The “Bank Loans and Participations” discussion states that bank loans may pay interest based on LIBOR. Throughout the prospectus, prospectus supplements, and statement of additional information (“SAI”), as applicable, please consider revising the disclosure to describe the transition from LIBOR and any associated risks.

Response: Revised as requested.

11.	Text: Other Investment Companies section on page 49.

Comment: Please update the discussion in “Other Investment Companies” to reflect the Commission’s adoption of Rule 12d1-4 under the Investment Company Act of 1940 (“1940 Act”).

Response: Revised as requested.

12.
Text:  Page 60, Developing Countries and Emerging Markets.

Comment: In “Developing Countries and Emerging Markets,” please tailor the disclosure regarding emerging market risks to the Fund’s emerging market investments. See Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets, at https://www.sec.gov/investment/accounting-and-disclosure-information/principalrisks/registered-funds-risk-disclosure.

Response: Revised as requested.

13.
Comment: Please file the amended Declaration and Bylaws as exhibits to the Fund's pre-effective amendment. We may have further comments.

Response: The Fund will file its amended Declaration and Bylaws as exhibits to a pre-effective amendment to the Registration Statement.

14.
Text: Statement of Additional Information table of contents.

Comment: Please note that SAI’s table of contents appears twice.

Response: The table of contents appears twice in order to comply with the requirement of Rule 411(e) under the Securities Act to identify the specific location of information within a document being incorporated by reference.

15.
Text: Borrowing section on page 46 of the Statement of Additional Information.

Comment: Under “Borrowing,” please update this discussion to reflect the adoption of Rule 18f-4 under the 1940 Act, including any impact it may have on the Fund’s use of leverage and its related policies and procedures.

Response: Revised as requested.

16.
Text: Portfolio Transactions and Brokerage section of Statement of Additional Information, page 63.

Comment: Under “Portfolio Transactions and Brokerage,” please update the name of the NASD to its current name, FINRA.

Response: Revised as requested.

17.	Text: Part C, exhibits.

Comment: Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act require the hyperlinking to any exhibits filed with the registration statement and to any other information incorporated by reference in a registration statement, including previously filed exhibits, if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission; we note that some hyperlinks are missing.

Response: Hyperlinks will be added as requested to each future pre-effective amendment.  Until the Registrant files the auditor’s consent, a hyperlink to the annual report that contains the auditor’s report on the financial statements will not be included in the Registration Statement.

18.
Comment: Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin 19 (Oct. 14, 2011), at https://www.sec.gov/corpfin/staff-legalbulletin-19-legality-and-tax-opinions-registered-offerings.

Response: The legal opinion to be filed in a future pre-effective amendment to the Registration Statement will be consistent with Staff Legal Bulletin 19.

Accounting Comments on the Registration Statement

1.	Comment: The auditor’s consent still needs to be filed. Response: The auditor’s consent will be filed in a future pre-effective amendment once all the disclosure comments are resolved.

2.
Comment:  Due to the registrant’s use of forward incorporation of future filings, confirm in correspondence that an auditor’s consent will be included in future Form N-CSR filings of the Registrant.

Response: The Fund confirms that it will include an auditor’s consent in future Form N-CSR filings as appropriate.

3.
Comment:  Due to the registrant’s use of forward incorporation of future filings, confirm in correspondence that future Form N-CSR filings will include the information required by Item 24, Instruction 4(h) of Form N-2.

Response: The Fund confirms that it will include the information required by Item 24, Instruction 4(h) of Form N-2 in future Form N-CSR filings as appropriate.

4.	Text: Page 5, the last sentence of first full paragraph states: The Fund’s annual report for the fiscal year ended December 31, 2021 is incorporated by reference herein.

Comment:  Also incorporate by reference the semiannual report for the fiscal period ended June 30, 2021.

Response: The Fund has revised the incorporation by reference to indicate that the annual and semi-annual shareholder reports are incorporated by reference into the Statement of Additional Information.

5.
Text:  The line in the expense table under Shareholder Transaction Expenses which states “Offering Expenses (as a percentage of offering price): 3.72%”

Comment:  Should the 3.72% be left blank?

Response:  The reference to 3.72% has been deleted.

6.
Text:  Footnote 5 in the expense table states:

“Total Annual Fund Operating Expenses” differ from the ratio of expenses to average net assets shown in the Financial Highlights in the Fund’s most recent annual report, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

Comment:  Is this footnote needed or can it be removed?

Response: This footnote has been removed and the “Annual Fund Operating Expenses” table has been revised to reflect this change.

The Fund believes that it has fully responded to the Staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards, /s/ Lori A. Weber Lori A. Weber Co-Secretary and Vice President